[Callidus Software Inc. logo]
December 21, 2006
Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC. 20549

Re:	Callidus Software Inc. File No. 000-50463
Dear Mr. Wilson,
We wish to acknowledge receipt of your letter dated December 20, 2006. As a calendar year end software company, the end of the year is probably the single busiest time of the year for us and it is further impacted by the holiday season. We therefore respectfully request an extension until January 26, 2007, to respond to the questions and comments raised in your letter. We believe such an extension will allow us sufficient time to provide you with meaningful responses.
Thank you for your consideration and I look forward to your response to this request. Should you have any questions, please feel free to contact me at 408.808.6518.
Sincerely,
/s/ Ron J. Fior
Ron J. Fior
SVP & Chief Financial Officer
Callidus Software, Inc.
160 W. Santa Clara Street
San Jose, CA 95113
phone 408 271 2667
www.callidussoftware.com